Exhibit 99.2

TERMINATION AGREEMENT

This Termination Agreement, dated as of September 28, 2026 (this “Termination Agreement”), (i) is entered into by and among European Lithium Limited, an Australian Public Company limited by shares (“EUR”), and Critical Metals Corp., a BVI business company incorporated in the British Virgin Islands (“PubCo”), and (ii) terminates that certain Investors Agreement, dated as of February 27, 2024, by and among EUR and PubCo (the “Investors Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Investors Agreement.

RECITALS

WHEREAS, EUR and PubCo desire to terminate the Investors Agreement in its entirety, effective as of the “Implementation Date” (as defined in that certain Scheme Implementation Deed, dated as of May 18, 2026, as amended and restated from time to time, between PubCo and EUR (the “Scheme Implementation Deed”);

WHEREAS, pursuant to Section 5.01 of the Investors Agreement, the Investors Agreement may be terminated at any time upon the mutual written agreement of each of the Parties; and EUR and PubCo, as the sole parties to the Investors Agreement, are executing this Termination Agreement; and

WHEREAS, each of EUR and PubCo acknowledges that, as of the date hereof, neither party is aware of any breach of the Investors Agreement by the other party, and no claims, demands or proceedings are pending or threatened by either party against the other arising out of or relating to the Investors Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, intending to be legally bound hereby, it is hereby agreed as follows:

1.	Termination of the Investors Agreement. Effective as of the Implementation Date (as defined in the Scheme Implementation Deed), the Investors Agreement shall terminate in its entirety and be void and of no further force or effect, and all rights and obligations of the Parties shall terminate without any further liability with respect to either Party.

2.	Conditionality; Automatic Termination. This Termination Agreement is subject to, and conditional upon, the occurrence of the Implementation Date. If the Scheme Implementation Deed is terminated in accordance with its terms or the Implementation Date does not occur, this Termination Agreement shall automatically terminate and be null and void ab initio, without any further action by, or any liability on the part of, EUR or PubCo, and the Investors Agreement shall continue in full force and effect as in effect immediately prior to the date hereof as if this Termination Agreement had never been entered into.

3.	Incorporation by Reference. Article VI of the Investors Agreement is hereby incorporated by reference, mutatis mutandis.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Termination Agreement to be duly executed as of the date first written above.

EUR

EXECUTED by EUROPEAN LITHIUM LIMITED (ACN 141 450 624) in accordance with the requirements of section 127 of the Corporations Act 2001 (Cth) by:

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Executive Chairman

By:	/s/ Melissa Chapman
Name:	Melissa Chapman
Title:	Company Secretary

PUBCO

CRITICAL METALS CORP.

By:	/s/ Michael Hanson
Name:	Michael Hanson
Title:	Director / Head of Special Committee

[Signature Page to Termination of Investors Agreement]